

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2015

Mail Stop 4631

<u>Via Email</u>
Mr. Jose Antonio Gonzalez Flores
Chief Financial Officer
Cemex, S.A.B de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

> **Re:** **CEMEX, S.A.B de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 27, 2015**
> **File No. 1-14946**

Dear Mr. Flores:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Terence O'Brien

      Terence O'Brien
      Accounting Branch Chief
      Office of Manufacturing and
      Construction